Exhibit 10.1

EXECUTION COPY

EMPLOYMENT AGREEMENT

(John W. Lowry)

EMPLOYMENT AGREEMENT (the “Agreement”) dated as of May 2, 2007 by and among PTS Holdings Corp. (“Holdings”), Cardinal Health 409, Inc. (the “Operating Company,” and collectively with Holdings, the “Companies”) and John W. Lowry (the “Executive”).

WHEREAS, BHP PTS Holdings, L.L.C. (formerly known as Phoenix Charter LLC), an affiliate of The Blackstone Group (“Blackstone”), acquired the Pharmaceutical Technologies and Services segment of Cardinal Health, Inc., excluding the Martindale and Beckloff businesses, (the “PTS Businesses”);

WHEREAS, after consummation of the acquisition, the PTS Businesses will merge with and into PTS Acquisition Corp. and will become a subsidiary of Holdings;

WHEREAS, the Companies desire to employ Executive and to enter into an agreement embodying the terms of such employment; and

WHEREAS, Executive desires to accept such employment with the Companies and enter into such an agreement.

NOW THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties agree as follows:

1. Term of Employment. Subject to the provisions of Section 7 of this Agreement, this Agreement and Executive’s employment hereunder shall be effective as of April 10, 2007 (the “Effective Date”) and shall continue until the third anniversary of the Effective Date (the “Initial Term”). Subject to the provisions of Section 7 of this Agreement, the Initial Term shall be extended as follows: (i) this Agreement shall automatically renew for an additional three (3) year term commencing immediately following the last day of the Initial Term (the “First Renewal Term”) and (ii) this Agreement shall automatically renew for an additional one (1) year term commencing immediately following the last day of the First Renewal Term and each one (1) year term thereafter (each, an “Additional Renewal Term”), unless, in each case, either of the Companies or Executive provides the other party written notice of non-renewal (the “Non-Renewal Notice”) at least sixty (60) days’ prior to the end of the applicable term. The period during which Executive is employed by the Companies hereunder is hereinafter referred to as the “Employment Term”.

2. Position.

a. During the Employment Term, Executive shall serve as the President and Chief Executive Officer of both Holdings and the Operating Company. In such positions, Executive shall have such duties, authority and responsibilities as shall be determined from time to time by the Board of Directors of Holdings (the “Holdings Board”) with respect to his responsibilities for Holdings and to the Board of Directors of the Operating Company (the “Operating Company Board”) with respect to his responsibilities for the Operating Company, which duties, authority and responsibilities are customary for a President and Chief Executive Officer of a company of a similar size, type and nature to the Companies. Executive shall report solely and directly to the Holdings Board with respect to his responsibilities for Holdings and to the Operating Company Board with respect to his responsibilities for the Operating Company. In addition, during the Employment Term, Executive shall also serve as a member of the Holdings Board and the Operating Company Board and, if requested, as a member of the board of directors of any affiliate of Holdings, in each case, without additional compensation.

b. During the Employment Term, Executive will devote Executive’s full business time and best efforts to the performance of his duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere with the rendition of such services either directly or indirectly, without the prior written consent of the Holdings Board; provided that nothing herein shall preclude Executive from serving on the outside board of directors of one other company and, subject to the prior approval of the Holdings Board, which approval shall not be unreasonably withheld, from accepting appointment to or continuing to serve on such additional boards of directors or trustees of any other business, corporation or charitable organization; provided that, in each case, such activities do not conflict or interfere with the performance of Executive’s duties hereunder or conflict with Section 9.

3. Base Salary. During the Employment Term, the Operating Company shall pay Executive an annual base salary at the annual rate of $515,000, payable in regular installments in accordance with the Operating Company’s usual payment practices. Executive shall be entitled to such increases, if any, in his base salary as may be determined from time to time in the sole discretion of the Holdings Board, in accordance with the Operating Company’s normal annual review process for executives. Executive’s annual base salary, as in effect from time to time, is hereinafter referred to as the “Base Salary”.

4. Annual Bonus. With respect to each full fiscal year during the Employment Term, commencing with the 2008 fiscal year (which, for the avoidance of doubt, commences July 1, 2007), Executive shall be eligible to earn an annual bonus award (the “Annual Bonus”) with a target amount of $550,000 (the “Target Bonus”), based upon the achievement of annual performance targets established by the Holdings Board, in consultation with Executive, within the first three (3) months of each fiscal year during the Employment Term. As the actual amount payable to Executive as an Annual Bonus will be dependent upon the achievement of performance goals referred to in this Section 4, Executive’s actual Annual Bonus may be less than, greater than or equal to the Target Bonus; provided, that the maximum Annual Bonus that Executive may be eligible to receive for a fiscal year shall not exceed 200% of his Base Salary. The Annual Bonus, if any, shall be paid to Executive within two and one-half (2-1/2) months after the end of the applicable fiscal year.

5. Employee Benefits. During the Employment Term, Executive shall be entitled to participate in the Operating Company’s group health, life, disability and other employee benefit plans as in effect from time to time (collectively “Employee Benefits”), on a basis which is no less favorable than is provided to other executives of the Operating Company, to the extent consistent with applicable law and the terms of the applicable plans and to standard perquisites, such as first class air travel on business trips.

6. Business Expenses. During the Employment Term, reasonable business expenses incurred by Executive in the performance of Executive’s duties hereunder shall be reimbursed by the Operating Company in accordance with the Operating Company’s policies.

7. Termination. The Employment Term and Executive’s employment hereunder may be terminated by either of the Companies or Executive at any time and for any reason; provided that, unless otherwise provided herein, either party will be required to give the other party at least sixty (60) days’ advance written notice of any termination of Executive’s employment. Notwithstanding any other provision of this Agreement, the provisions of this Section 7 shall exclusively govern Executive’s rights upon termination of employment with the Companies and their affiliates.

a. By the Companies For Cause or By Executive Due to Voluntary Resignation Without Good Reason.

(i) The Employment Term and Executive’s employment hereunder may be terminated by either of the Companies for Cause (as defined below), which termination shall be effective immediately, or by Executive by his voluntary resignation without Good Reason (as defined below).

(ii) If Executive’s employment is terminated by either of the Companies for Cause, or if Executive resigns without Good Reason, Executive shall be entitled to receive:

(A) accrued, but unpaid Base Salary, earned through the date of termination;

(B) accrued, but unpaid Annual Bonus, earned for any previously completed fiscal year, paid in accordance with Section 4 (except to the extent payment is otherwise deferred pursuant to any applicable deferred compensation arrangement with the Companies);

(C) reimbursement, within forty-five (45) days following submission by Executive to the Companies, as applicable, of appropriate supporting documentation, for any unreimbursed business expenses properly incurred by Executive in accordance with the Operating Company’s policies prior to the date of Executive’s termination; provided claims for such reimbursement (accompanied by appropriate supporting documentation) are submitted to the Operating Company within ninety (90) days following the date of Executive’s termination of employment; and

(D) such Employee Benefits, if any, as to which Executive may be entitled under the employee benefit plans of the Operating Company (the amounts described in clauses (A) through (D) hereof being referred to as the “Accrued Rights”).

Following such termination of Executive’s employment by either of the Companies for Cause or voluntary resignation by Executive without Good Reason, except as set forth in this Section 7(a)(ii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

(iii) For purposes of this Agreement, the terms:

(A) “Cause” shall mean (I) Executive’s willful failure to perform his duties, which failure is not cured within fifteen (15) days following written notice, (II) Executive’s conviction or confessing to or becoming subject to proceedings that provide a reasonable basis for either of the Companies to believe that Executive has engaged in a (x) felony, (y) crime involving dishonesty, or (z) a crime involving moral turpitude and which is demonstrably injurious to the Companies and their subsidiaries, (III) Executive’s willful malfeasance or misconduct which is demonstrably injurious to the Companies and their subsidiaries, or (IV) breach by Executive of the material terms of this Agreement including, without limitation, Sections 8 and 9 of this Agreement. For purposes of this definition, no act or failure to act by Executive shall be deemed “willful” unless effected by Executive not in good faith.

(B) “Good Reason” shall mean, without Executive’s consent, (I) a substantial diminution in Executive’s position or duties, adverse change in reporting lines, or assignment of duties materially inconsistent with his position as President and Chief Executive Officer of the Companies, (II) any reduction in Executive’s Base Salary, (III) failure of the Companies to pay compensation or benefits when due under this Agreement, (IV) removal from, or failure to be re-elected to, the Holdings Board or the Operating Company Board (other than due to incapacity or a termination by either of the Companies for Cause), (V) the relocation of the Companies’ headquarters to a location more than fifty (50) miles from its location on the Effective Date, (VI) following a Change of Control of Holdings (as defined below), the failure of the buyer or successor company to assume and agree to honor this Agreement, unless assumption of the Agreement occurs by operation of law, or (VII) failure to provide an annual bonus opportunity that is at least at the same level as established for the 2008 fiscal year (which, for the avoidance of doubt, commences July 1, 2007), in each case, which is not cured within thirty (30) days following either of the Companies’ receipt of written notice from Executive describing the event constituting Good Reason; which notice shall be provided to either of the Companies within ninety (90) days following the occurrence of the event constituting Good Reason.

b. Disability or Death.

(i) The Employment Term and Executive’s employment hereunder shall terminate upon Executive’s death and may be terminated by either of the Companies if Executive becomes physically or mentally incapacitated and is therefore unable for a period of six (6) consecutive months or for an aggregate of nine (9) months in any twenty-four (24) consecutive month period to perform Executive’s duties (such incapacity is hereinafter referred to as “Disability”). Any question as to the existence of the Disability of Executive as to which Executive and either of the Companies cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to Executive and either of the Companies. If Executive and the Companies cannot agree as to a qualified independent physician, each shall appoint a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability made in writing to either of the Companies and Executive shall be final and conclusive for all purposes of the Agreement.

(ii) Upon termination of Executive’s employment hereunder for either Disability or death, Executive or Executive’s estate (as the case may be) shall be entitled to receive:

(A) the Accrued Rights; and

(B) a pro-rata portion of the Annual Bonus, if any, that Executive would have been entitled to receive pursuant to Section 4 hereof for the fiscal year of termination, multiplied by a fraction, the numerator of which is the number of days during which Executive was employed by the Companies in the fiscal year of Executive’s termination, and the denominator of which is 365 (the “Pro-Rata Bonus”), with such Pro-Rata Bonus payable to Executive pursuant to Section 4 had Executive’s employment not terminated.

Following Executive’s termination of employment due to death or Disability, except as set forth in this Section 7(b)(ii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

c. By the Companies Without Cause; Resignation by Executive for Good Reason.

(i) The Employment Term and Executive’s employment hereunder may be terminated by either of the Companies without Cause (other than by reason of death or Disability) or by Executive’s resignation for Good Reason.

(ii) If Executive’s employment is terminated by either of the Companies without Cause (other than by reason of death or Disability) or if Executive resigns for Good Reason, Executive shall be entitled to receive:

(A) the Accrued Rights;

(B) the Pro Rata Bonus, with such Pro-Rata Bonus payable to Executive pursuant to Section 4 had Executive’s employment not terminated;

(C) provided Executive (x) does not violate the restrictions set forth in Sections 8 and 9 of this Agreement and (y) executes, delivers and does not-revoke a general release of claims against the Companies and their affiliates, in the form attached hereto as Exhibit A, payment of an amount equal to two (2) times the sum of (1) Executive’s Base Salary and (2) the Target Bonus, payable in equal monthly installments over a two-year period following the date of termination of employment (such two-year period, the “Severance Period”), consistent with the Operating Company’s past payroll practices; and

(D) Executive and his spouse and eligible dependents (to the extent covered immediately prior to such termination) shall continue to be eligible to participate in all of the Operating Company’s group health plans for which Executive was eligible immediately prior to the date of his termination (or to the extent such coverage is not permissible under the terms of such plan(s), comparable coverage) for the Severance Period or, if sooner, until Executive is or becomes eligible for coverage under the group health plans of any other employer (or comparable coverage to the extent applicable); provided, however, that if such coverage is longer than eighteen (18) months, the Operating Company shall pay Executive, on the first business day of each month, an amount (on an after-tax basis) equal to the premium subsidy the Operating Company would have otherwise paid on Executive’s behalf for such coverage during the balance of the Severance Period. This coverage for which Executive and his spouse and eligible dependents shall continue to be eligible under this clause shall be made available to Executive on the same terms and conditions as are offered to continuing executives. The COBRA health care continuation coverage period under Section 4980B of the Internal Revenue Code of 1986, as amended, (the “Code”), or any replacement or successor provision of United States tax law, shall run concurrently with the Severance Period.

Following Executive’s termination of employment by either of the Companies without Cause (other than by reason of Executive’s death or Disability) or by Executive’s resignation for Good Reason, except as set forth in this Section 7(c)(ii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

d. Non-Renewal of Employment Term.

(i) In the event Executive provides either of the Companies with the Non-Renewal Notice pursuant to Section 1, unless Executive’s employment is earlier terminated pursuant to paragraphs (a), (b) or (c) of this Section 7, the expiration of the Employment Term and Executive’s termination of employment hereunder (whether or not Executive continues as an employee of either of the Companies thereafter) shall be deemed to occur on the close of business on the day immediately preceding the First Renewal Term or any Additional Renewal Term, as applicable, and Executive shall be entitled to receive the Accrued Rights.

Following such termination of Executive’s employment under this Section 7(d)(i), except as set forth in this Section 7(d)(i), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

(ii) In the event either of the Companies provides Executive with the Non-Renewal Notice pursuant to Section 1, unless Executive’s employment is earlier terminated pursuant to paragraphs (a), (b) or (c) of this Section 7, the expiration of the Employment Term and Executive’s termination of employment hereunder (whether or not Executive continues as an employee of either of the Companies thereafter) shall be deemed to occur on the close of business on the day immediately preceding the First Renewal Term or any Additional Renewal Term, as applicable, and Executive shall be entitled to receive the Accrued Rights.

In addition to the Accrued Rights, as a result of such termination of employment, Executive shall be entitled to receive:

(A) the Pro Rata Bonus, with such Pro-Rata Bonus payable to Executive pursuant to Section 4 had Executive’s employment not terminated;

(B) provided Executive (x) does not violate the restrictions set forth in Sections 8 and 9 of this Agreement and (y) executes, delivers and does not-revoke a general release of claims against the Companies and their affiliates, in the form attached hereto as Exhibit A, payment of an amount equal to two (2) times the sum of (1) Executive’s Base Salary and (2) the Target Bonus, payable in equal monthly installments over the Severance Period, consistent with the Operating Company’s past payroll practices; and

(C) Executive and his spouse and eligible dependents (to the extent covered immediately prior to such termination) shall continue to be eligible to participate in all of the Operating Company’s group health plans for which Executive was eligible immediately prior to the date of his termination (or to the extent such coverage is not permissible under the terms of such plan(s), comparable coverage) for the Severance Period or, if sooner, until Executive is or becomes eligible for coverage under the group health plans of any other employer (or comparable coverage to the extent applicable); provided, however, that if such coverage is longer than eighteen (18) months, the Operating Company shall pay Executive, on the first business day of each month, an amount (on an after-tax basis) equal to the premium subsidy the Operating Company would have otherwise paid on Executive’s behalf for such coverage during the balance of the Severance Period. This coverage for which Executive and his spouse and eligible dependents shall continue to be eligible under this clause shall be made available to Executive on the same terms and conditions as are offered to continuing executives. The COBRA health care continuation coverage period under Section 4980B of the Code, or any replacement or successor provision of United States tax law, shall run concurrently with the Severance Period.

Following such termination of Executive’s employment under this Section 7(d)(ii), except as set forth in this Section 7(d)(ii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

(iii) Unless the parties otherwise agree in writing, continuation of Executive’s employment with the Companies beyond the expiration of the Employment Term shall be deemed an employment at-will and shall not be deemed to extend any of the provisions of this Agreement and Executive’s employment may thereafter be terminated at will by either Executive or either of the Companies; provided that the provisions of Sections 8, 9 and 10 of this Agreement shall survive any termination of this Agreement or Executive’s termination of employment hereunder.

e. Section 280G of the Code.

(i) In the event of a Change of Control of Holdings, if any payments to Executive under this Agreement or otherwise would constitute a “parachute payment” for purposes of Section 280G of the Code and such payments would be eligible for exemption under Section 280G(b)(5) of the Code, Holdings and Blackstone agree to use commercially reasonably efforts to seek the requisite stockholder vote of the payments pursuant to Section 280G of the Code and Executive agrees to cooperate therein.

(ii) (1) If the exemption described in subsection (i) above is not available, in the event it shall be determined that any payment, benefit or distribution (or combination thereof) by the Companies, any of their affiliates, or one or more trusts established by the Companies for the benefit of their employees, or for the benefit of Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement, or otherwise) (a “Payment”) is subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties are incurred by Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, hereinafter collectively referred to as the “Excise Tax”), Executive shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and the Excise Tax imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments; provided, however, that the Gross-Up Payment shall not exceed $1,000,000.

(2) All determinations required to be made under this Section 7(e)(ii), including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by a nationally recognized certified public accounting firm as may be designated by Holdings and reasonably acceptable to Executive (such firm, the “Accounting Firm”) which shall provide detailed supporting calculations both to Holdings and Executive within ten business days of the receipt of notice from Executive that there has been a Payment, or such earlier time as is requested by Holdings; provided that for purposes of determining the amount of any Gross-Up Payment, Executive shall be deemed to pay federal income tax at the highest marginal rates applicable to individuals in the calendar year in which any such Gross-Up Payment is to be made and deemed to pay state and local income taxes at the highest effective rates applicable to individuals in the state or locality of Executive’s residence or place of employment in the calendar year in which any such Gross-Up Payment is to be made, net of the maximum reduction in federal income taxes that can be obtained from deduction of such state and local taxes, taking into account limitations applicable to individuals subject to federal income tax at the highest marginal rates. Any Gross-Up Payment, as determined pursuant to this Section 7(e)(ii), shall be paid by the Operating Company to Executive (or to the appropriate taxing authority on Executive’s behalf) within 60 days of the completion of the determination provided by the Accounting Firm but, in any event, no later than (a) the date the Excise Tax is due, if paid directly to the appropriate taxing authority, or (b) three business days prior to the date by which Executive will pay the Excise Tax, if to be paid by Executive. If the Accounting Firm determines that no Excise Tax is payable by Executive, it shall so indicate to Executive in writing. Any determination by the Accounting Firm shall be binding upon Holdings and Executive. As a result of the uncertainty in the application of Section 4999 of the Code, it is possible that the amount of the Gross-Up Payment determined by the Accounting Firm to be due to (or on behalf of) Executive was lower than the amount actually due (“Underpayment”). In the event that the Company exhausts its remedies pursuant to Section 7(e)(ii)(c) and Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Operating Company to or for the benefit of Executive but, in any event, no later than (a) the date the Excise Tax is due, if paid directly to the appropriate taxing authority, or (b) three business days prior to the date by which Executive will pay the Excise Tax, if to be paid by Executive.

(3) Executive shall notify Holdings in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Operating

Company of any Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten business days after Executive is informed in writing of such claim and shall apprise Holdings of the nature of such claim and the date on which such claim is requested to be paid. Executive shall not pay such claim prior to the expiration of the thirty day period following the date on which it gives such notice to Holdings (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If Holdings notifies Executive in writing prior to the expiration of such period that it desires to contest such claim, Executive shall (i) give Holdings any information reasonably requested by Holdings relating to such claim, (ii) take such action in connection with contesting such claim as Holdings shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by Holdings, (iii) cooperate with Holdings in good faith in order to effectively contest such claim and (iv) permit Holdings to participate in any proceedings relating to such claim; provided, however, that Holdings shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 7(e)(ii)(3), Holdings hall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as Holdings shall determine; provided, further, that if Holdings directs Executive to pay such claim and sue for a refund, Holdings shall advance the amount of such payment to Executive, on an interest-free basis, and shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; provided, further, that if Executive is required to extend the statute of limitations to enable Holdings to contest such claim, Executive may limit this extension solely to such contested amount. Holdings’ control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(4) If, after the receipt by Executive of an amount paid or advanced by the Operating Company pursuant to this Section 7(e)(ii), Executive becomes entitled to receive any refund with respect to a Gross-Up Payment, Executive shall (subject to Holdings’ complying with the requirements of Section 7(e)(ii)(3)) promptly pay to Holdings the amount of such refund received (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by Executive of an amount advanced by Holdings pursuant to Section 7(e)(ii)(3), a determination is made that Executive shall not be entitled to any refund with respect to such claim and Holdings does not notify Executive in writing of its intent to contest such denial of refund prior to the expiration of thirty days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of the Gross-Up Payment required to be paid.

(iii) For purposes of this Agreement, the term “Change of Control of Holdings” shall mean (A) the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of Holdings to any “person” or “group” (as such terms are defined in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) other than Blackstone or its controlled affiliates; or (B) any “person” or “group”, other than Blackstone or its controlled affiliates, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the voting stock of Holdings, including by way of merger, consolidation or otherwise and Blackstone ceases to control the Holdings Board.

f. Notice of Termination. Any purported termination of employment by the Companies or by Executive (other than due to Executive’s death) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 12(i) hereof. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated.

g. Board/Committee Resignation. Upon termination of Executive’s employment for any reason, Executive agrees to resign, as of the date of such termination and to the extent applicable, from the Holdings Board and the Operating Company Board (and any committees thereof) and the board of directors (and any committees thereof) of any of the Companies’ affiliates.

8. Non-Competition.

a. Executive acknowledges and recognizes the highly competitive nature of the businesses of the Companies and their subsidiaries and accordingly agrees as follows:

(1) During the Employment Term and for a period of one year following the date Executive ceases to be employed by the Companies for any reason (the “Restricted Period”), Executive will not, whether on Executive’s own behalf or on behalf of or in conjunction with any person, firm, partnership, joint venture, association, corporation or other business organization, entity or enterprise whatsoever (“Person”), directly or indirectly solicit or assist in soliciting in competition with the Companies and their subsidiaries, the business of any client or prospective client:

(i)	with whom Executive had personal contact or dealings on behalf of the Companies or any of their subsidiaries during the one year period preceding Executive’s termination of employment;

(ii)	with whom employees reporting to Executive have had personal contact or dealings on behalf of the Companies or any of their subsidiaries during the one year immediately preceding Executive’s termination of employment; or

(iii)	for whom Executive had direct or indirect responsibility during the one year immediately preceding Executive’s termination of employment.

(2) During the Restricted Period, Executive will not directly or indirectly:

(i)	engage in any business that competes with the business of the Companies or any of their subsidiaries, including, contract services to pharmaceutical, biotechnology and vitamin/mineral supplements manufacturers related to formulation, analysis manufacturing and packaging and any other product or service of the type developed, manufactured or sold by the Companies or any of their subsidiaries (including, without limitation, any other business which the Companies or any of their subsidiaries have plans to engage in as of the date of Executive’s termination of employment) in any geographical area where the Companies or any of their subsidiaries conduct business (a “Competitive Business”);

(ii)	enter the employ of, or render any services to, any Person (or any division or controlled or controlling affiliate of any Person) who or which engages in a Competitive Business;

(iii)	acquire a financial interest in, or otherwise become actively involved with, any Competitive Business, directly or indirectly, as an individual, partner, shareholder, officer, director, principal, agent, trustee or consultant; or

(iv)	interfere with, or attempt to interfere with, business relationships (whether formed before, on or after the date of this Agreement) either of the Companies or any of their subsidiaries and customers, clients, suppliers, partners, members or investors of the Companies or such subsidiaries.

(3) Notwithstanding anything to the contrary in this Agreement, Executive may, directly or indirectly, own, solely as an investment, securities of any Person engaged in the business of the Companies or any of their subsidiaries which are publicly traded on a national or regional stock exchange or on the over-the-counter market if Executive (i) is not a controlling person of, or a member of a group which controls, such person and (ii) does not, directly or indirectly, own 5% or more of any class of securities of such Person.

(4) During the Restricted Period, Executive will not, whether on Executive’s own behalf or on behalf of or in conjunction with any Person, directly or indirectly:

(i)	solicit or encourage any employee of the Companies or any of their subsidiaries to leave the employment of the Companies or any of their subsidiaries; or

(ii)	hire any such employee who was employed by the Companies or any of their subsidiaries as of the date of Executive’s termination of employment with the Companies or who left the employment of the Companies or any of their subsidiaries coincident with, or within six months prior to or after, the termination of Executive’s employment with the Company; provided, however, that this restriction shall cease to apply to any employee who has not been employed by the Companies or any of their subsidiaries for at least six months.

(5) During the Restricted Period, Executive will not, directly or indirectly, solicit or encourage to cease to work with the Companies or any of their subsidiaries any consultant then under contract with the Companies or any of their subsidiaries.

b. It is expressly understood and agreed that although Executive and the Companies consider the restrictions contained in this Section 8 to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

The provisions of this Section 8 shall survive the termination of Executive’s employment for any reason.

9. Confidentiality; Intellectual Property.

a. Confidentiality.

(i) Executive will not at any time (whether during or after Executive’s employment with the Company) (x) retain or use for the benefit, purposes or account of Executive or any other Person; or (y) disclose, divulge, reveal, communicate, share, transfer or provide access to any Person outside the Company (other than its professional advisers who are bound by confidentiality obligations), any non-public, proprietary or confidential information —including without limitation trade secrets, know-how, research and development, software, databases, inventions, processes, formulae, technology, designs and other intellectual property, information concerning finances, investments, profits, pricing, costs, products, services, vendors, customers, clients, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, government and regulatory activities and approvals — concerning the past, current or future business, activities and operations of the Company, its subsidiaries or affiliates and/or any third party that has disclosed or provided any of same to the Company on a confidential basis (“Confidential Information”) without the prior written authorization of the Board.

(ii) “Confidential Information” shall not include any information that is (a) generally known to the industry or the public other than as a result of Executive’s breach of this covenant or any breach of other confidentiality obligations by third parties; (b) made legitimately available to Executive by a third party without breach of any known confidentiality obligation; or (c) required by law to be disclosed or in any judicial or administrative process; provided that Executive shall give prompt written notice to the Company of such requirement, disclose no more information than is so required, and cooperate with any attempts by the Company to obtain a protective order or similar treatment.

(iii) Except as required by law, Executive will not disclose to anyone, other than Executive’s immediate family and legal or financial or tax advisors, each of whom Executive agrees to instruct not to disclose, the existence or contents of this Agreement; provided that Executive may disclose to any prospective future employer the provisions of Sections 8 and 9 of this Agreement provided they agree to maintain the confidentiality of such terms.

(iv) Upon termination of Executive’s employment with the Company for any reason, Executive shall (x) cease and not thereafter commence use of any Confidential Information or intellectual property (including without limitation, any patent, invention, copyright, trade secret, trademark, trade name, logo, domain name or other source indicator) owned or used by the Company, its subsidiaries or affiliates; (y) immediately destroy, delete, or return to the Company, at the Company’s option, all originals and copies in any form or medium (including memoranda, books, papers, plans, computer files, letters and other data) in Executive’s possession or control (including any of the foregoing stored or located in Executive’s office, home, laptop or other computer, whether or not Company property) that contain Confidential Information or otherwise relate to the business of the Company, its affiliates and subsidiaries, except that Executive may retain only those portions of any personal notes, notebooks and diaries that do not contain any Confidential Information; and (z) notify and fully cooperate with the Company regarding the delivery or destruction of any other Confidential Information of which Executive is or becomes aware.

b. Intellectual Property.

(i) If Executive creates, invents, designs, develops, contributes to or improves any works of authorship, inventions, intellectual property, materials, documents or other work product (including without limitation, research, reports, software, databases, systems, applications, presentations, textual works, content, or audiovisual materials), either alone or with third parties, at any time during Executive’s employment by the Companies and within the scope of such employment and/or with the use of any the Companies’ resources (“Company Works”), Executive shall promptly and fully disclose same to the Companies and hereby irrevocably assigns, transfers and conveys, to the maximum extent permitted by applicable law, all rights and intellectual property rights therein (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) to the Companies to the extent ownership of any such rights does not vest originally in the Companies.

(ii) Executive agrees to keep and maintain adequate and current written records (in the form of notes, sketches, drawings, and any other form or media requested by the Companies) of all Company Works. The records will be available to and remain the sole property and intellectual property of the Companies at all times.

(iii) Executive shall take all requested actions and execute all requested documents (including any licenses or assignments required by a government contract) at the Companies’ expense (but without further remuneration) to assist the Companies in validating, maintaining, protecting, enforcing, perfecting, recording, patenting or registering any of the Companies’ rights in the Company Works. If the Companies are unable for any other reason to secure Executive’s signature on any document for this purpose, then Executive hereby irrevocably designates and appoints the Companies and their duly authorized officers and agents as Executive’s agent and attorney in fact, to act for and in Executive’s behalf and stead to execute any documents and to do all other lawfully permitted acts in connection with the foregoing.

(iv) Executive shall not improperly use for the benefit of, bring to any premises of, divulge, disclose, communicate, reveal, transfer or provide access to, or share with the Companies any confidential, proprietary or non public information or intellectual property relating to a former employer or other third party without the prior written permission of such third party. Executive shall comply with all relevant policies and guidelines of the Companies, including regarding the protection of confidential information and intellectual property and potential conflicts of interest. Executive acknowledges that the Companies may amend any such policies and guidelines from time to time, and that Executive remains at all times bound by their most current version.

c. The provisions of this Section 9 shall survive the termination of Executive’s employment for any reason.

10. Specific Performance. Executive acknowledges and agrees that the Companies’ remedies at law for a breach or threatened breach of any of the provisions of Section 8 or Section 9 would be inadequate and the Companies would suffer irreparable damages as a result of such breach or threatened breach. In recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Companies, without posting any bond, shall be entitled to cease making any payments or providing any benefit otherwise required by this Agreement and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.

11. Indemnification.

a. The Companies shall indemnify Executive, to the fullest extent permitted by applicable law, against all reasonable costs, charges and expenses incurred or sustained by Executive, including the advancement of the cost and expenses of legal counsel, in connection with any action, suit or proceeding to which Executive may be made a party by reason of Executive being or having been an officer, director, or employee of the Companies or any of their respective subsidiaries or affiliates.

b. Executive shall be covered, during the entire term of this Agreement and thereafter for as long as a claim may be brought against Executive, by officer and director liability insurance in amounts and on terms similar to that afforded to other executives and/or directors of the Companies, or their affiliates, which such insurance shall be paid by the Operating Company.

12. Miscellaneous.

a. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of laws principles thereof.

b. Entire Agreement/Amendments. This Agreement contains the entire understanding of the parties with respect to the employment of Executive by the Companies. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto.

c. No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

d. Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

e. Assignment. This Agreement, and all of Executive’s rights and duties hereunder, shall not be assignable or delegable by Executive. Any purported assignment or delegation by Executive in violation of the foregoing shall be null and void ab initio and of no force and effect. This Agreement may be assigned by the Companies to a person or entity which is an affiliate or a successor in interest to substantially all of the business operations of the Companies. Upon such assignment, the rights and obligations of the Companies hereunder shall become the rights and obligations of such affiliate or successor person or entity.

f. Set Off; Mitigation. The Operating Company’s obligation to pay Executive the amounts provided and to make the arrangements provided hereunder shall be subject to setoff, counterclaim or recoupment of amounts owed by Executive to the Companies or their affiliates. Executive shall not be required to mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment. The Operating Company’s obligation to make the payments and provide the benefits required under Section 7 hereof shall not be reduced or otherwise affected by any compensation or benefits paid or provided to Executive as a result of any other employment (except to the extent otherwise provided in Section 7(c)(ii)(D) or Section 7(d)(ii)(C) with respect to the time when the Companies’ obligation to provide continued group health coverage ceases).

g. Compliance with Section 409A of the Code. Notwithstanding anything herein to the contrary, if, at the time of Executive’s termination of employment with the

Companies, the Companies have securities which are publicly traded on an established securities market and Executive is a “specified employee” (as defined in Section 409A of the Code) and the deferral of the commencement of any payments or benefits otherwise payable pursuant to Section 7 as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then, to the extent permitted by Section 409A of the Code, the Operating Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to Executive) that are in excess of the lesser of (i) two (2) times Executive’s then annual compensation or (ii) two (2) times the limit on compensation then set forth in Section 401(a)(17) of the Code, until the date that is six months following Executive’s termination of employment with the Companies (or the earliest date as is permitted under Section 409A of the Code). If any payments or benefits are deferred due to such requirements, such amounts will be paid in a lump sum to Executive at the end of such six (6) month period. The Companies shall consult with Executive in good faith regarding the implementation of the provisions of this Section 12(g).

h. Successors; Binding Agreement. This Agreement shall inure to the benefit of and be binding upon personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

i. Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier or three days after it has been mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below in this Agreement, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

If to Holdings:

14 Schoolhouse Road

Somerset, NJ 08873

Attention: Secretary

with a required copy to:

The Blackstone Group

345 Park Avenue

New York, New York 10154

Attention: Chinh Chu

If to the Operating Company:

14 Schoolhouse Road

Somerset, NJ 08873

Attention: Secretary

If to Executive:

To the most recent address of Executive set forth in the personnel records of the Company,

with a required copy to:

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103-2921

Attention: Robert J. Lichtenstein, Esquire

j. Executive Representation. Executive hereby represents to the Companies that the execution and delivery of this Agreement by Executive and the performance by Executive of Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any employment agreement, separation agreement or other agreement or policy to which Executive is a party or otherwise bound.

k. Prior Agreements. This Agreement supercedes all prior agreements and understandings (including verbal agreements) between Executive and the Companies and/or their affiliates regarding the terms and conditions of Executive’s employment with the Companies and/or their affiliates.

l. Further Assurances. The parties shall, with reasonable diligence, do all things and provide all reasonable assurances as may be required to complete the transactions contemplated by this Agreement, and each party shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to give effect to this Agreement and carry out its provisions.

m. Cooperation. Executive shall provide Executive’s reasonable cooperation in connection with any action or proceeding (or any appeal from any action or proceeding) which relates to events occurring during Executive’s employment hereunder. This provision shall survive any termination of this Agreement.

n. Withholding Taxes. The Companies may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

o. Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

PTS HOLDINGS CORP.		JOHN W. LOWRY

/S/ MICHAEL DAL BELLO		/S/ JOHN W. LOWRY
By:
Title:

CARDINAL HEALTH 409, INC.

/S/ HARRY F. WEININGER
By:	Harry F. Weininger
Title:	SVP Human Resources